Deutsche Bank Alex Brown
                           Transportation Conference


                               February 18, 2000
                                Naples, Florida



                               E. Hunter Harrison
                            Executive Vice-President
                          and Chief Operating Officer

                                    CN Logo



CN and North American Railways, inc. have filed a registration statement on Form F-4/S-4 with the SEC in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For more information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12.

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This presentation may contain forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995 and other applicable legislation, regarding future events and the future performance of CN that involve risks and uncertainties that could cause actual results to differ materially. Such forward-looking statements may include, without limitation, statements that the Company does not expect that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, results of operations or liquidity and other similar statements concerning matters that are not historical facts, and projections or predictions as to the Company's financial or operational results. Such forward-looking statements are or will be based on information available at that time, are not guarantees of future performance and involve known and unknown risks and uncertainties, and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Important factors that could cause such differences include, but are not limited to, industry competition and legislative and/or regulatory developments, changes in or compliance with environmental laws and regulations, natural events such as severe weather, floods and earthquakes, the effects of adverse general economic and business conditions, changes in fuel prices, labor strikes, the impact of year 2000 systems problems, environmental investigations or proceedings and other types of claims and litigation and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Reference is made more specifically to "Management Discussion and Analysis" in the Company's annual and quarterly reports filed with Canadian securities regulators and in the Company's Form 40-F filed with U.S. securities regulators.

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CANADIAN NATIONAL RAILWAY COMPANY
----------------------------------

Map showing routes of Canadian National, Kansas City Southern and Kansas City Southern affiliates, with background information about Canadian National.

o  Public Company - Nov `95

o  Merger with Illinois Central

o  Marketing Alliance with
   Kansas City Southern


     1999 key statistics
-----------------------------
Revenues          $5.2B Cdn.
Employees          23,500
Route miles        15,800

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HOW FAR WE'VE COME...
----------------------------------

Graphic showing CN operating ration in 1992 and 1999, operating performance from 1995 to 1999, stock performance from 1995 to 1999 and earnings per share in 1996 and 1999.

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STRONG CASH FLOW
----------------------------------

Graphic showing CN cash flow from 1995 to 1999.


Cash flow before financing but after dividends
      Excludes impact of IC acquisition

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EVOLVING SOURCES OF VALUE CREATION
----------------------------------

                       Sources Of CN Earnings Improvement
================================================================================

Graphic showing evolving sources of value creation from 1995 to 1999 with projection through 2002.


                       Going forward, growth as important
                               as cost reduction

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THE SERVICE PLAN
----------------------------------

Graphic illustrating the CN service plan.


       Service                                    Cost
o  Customer needs                       o  Asset utilization
o  Market share                         o  Capex effectiveness
o  Revenue quality


                                     Service
   Growth                             Plan                   Operating Ratio


                             A "Scheduled Railroad"


                             The PLan Creates Value

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LOCOMOTIVE FLEET UTILIZATION
----------------------------------

Graphic showing locomotive fleet utilization from 1998 through 1999.


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CAR FLEET UTILIZATION
----------------------------------

Graphic showing car fleet utilization from 1998 through 1999.



* Includes extra grain hopper cars and
  cars on CSX and NS

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BREAKTHROUGH PRODUCTIVITY GAINS
----------------------------------

Graphic showing breakthrough productivity gains in 1998 and 1999.


o New service plan and best practices

o Operating and capex benefits flowing over time

o Continued productivity going forward


* CN stand-alone only

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CN'S GEOGRAPHIC POSITION
----------------------------------

o  CN is positioning itself in key growth corridor - North/South

Graphic showing revenue growth and CN market share of north-south trade.

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NORTH AMERICAN RAILWAYS, INC.
----------------------------------

Map showing rail routes of CN and BNSF.


                      Complementary networks with superior
                           reach and strong franchise

STRATEGIC RATIONALE
----------------------------------

                                 North American
                              Economies Integrating

                          Shippers Demanding Integrated
                             North American Service

                      Seamless Service Best Way To Address
                               Interchange Issues

                            Trucking Industry Already
                                Fully Integrated

                                BNSF-CN Low Risk
                             End-To-End Combination

                           Complementary Strengths --
                      CN Originations Align Well With BNSF
                                  Terminations

CN/BNSF COMBINATION SHIPPER BENEFITS
----------------------------------

Map showing CN/BNSF combination shipper benefits.

CUSTOMER BENEFITS
----------------------------------

o  New network efficiencies
   -  more direct routes
   -  faster transit times
   -  by-pass bottlenecks
   -  easier to do business with
   -  greater port access
   -  increased equipment availability

o  Commercial benefits
   -  links production and consumption regions
   -  access to new markets

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SERVICE GUARANTEES
----------------------------------

o  Guaranteed Service Levels
   -  service levels same or better
   -  if not, we'll do what's right for customer

o  Guaranteed Route Options
   - existing gateways will remain open
   - two-to-one points will be protected


                                We Guarantee it

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A DIFFERENT KIND OF MERGER
----------------------------------

o  Service, service, service
   -  faster transit times, new gateways
   -  single-line access to four gateways into Mexico
   -  focus on gaining share from trucks

o  Combining strengths
   - industry's most efficient railroads
   - two best service records - no weak player

o  Low risk
   -  end-to-end combination
   -  significant capacity at interchange points
   -  common operating systems

o  Preserves each company's unique culture
   - key members at both organizations remain
   - local presence maintained
   - not a slash and burn story

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ROADMAP TO COMPLETION
----------------------------------

      Key Activities                               Timeframe
------------------------------------------------------------------------------
Execution and Announcement              o  December 20, 1999
------------------------------------------------------------------------------
STB Pre-Notification                    o  December 20, 1999
------------------------------------------------------------------------------
Proxy filed with SEC                    o  January 12, 2000
------------------------------------------------------------------------------
STB Public Hearings                     o  March 8-9, 2000
------------------------------------------------------------------------------
STB Filing Application                  o  Spring 2000
------------------------------------------------------------------------------
Shareholder Votes                       o  Spring 2000
------------------------------------------------------------------------------
STB Approval Process                    o  Prior mergers suggest up to sixteen
                                           months from date of announcement
------------------------------------------------------------------------------
Closing                                 o  Mid 2001
------------------------------------------------------------------------------

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SUMMARY
----------------------------------

o  Well positioned for future growth
   -  revenue, earnings, cash flow

o  Maintaining focus on core operations

o  On track to achieve operating and financial targets for 2000

o CN/BNSF combination provides both companies with the strategic platform for future success

                          CN/BNSF A Winning Combination

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